Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 4, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10475
FT Dividend and Income Portfolio Series
(the “Trust”)
CIK No. 1945131 File No. 333-268600

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Portfolio

2. Please clarify that the Equity ETFs predominantly invest in equity securities that have a history of paying dividends, if true, or clarify how they generate income. Please revise the disclosure in the “Equity ETF allocation” section as necessary.

Also, please make clear if the Equity ETFs are selected based on dividend-paying ability, income or both.

Response:The following disclosure has been added as the first sentence of the “Equity ETF allocation” section:

“The equity allocation will primarily be to ETFs that invest in equity securities that have a history of paying dividends.”

3.Will the Equity ETF allocation also be primarily to ETFs advised by First Trust Advisors L.P.?

Response:The Trust notes the disclosure in the first sentence of the “Portfolio Selection Process” section states, “The Trust is a unit investment trust which seeks to provide broad diversification by investing approximately 65% in First Trust(R) Equity ETFs…”

4.The Staff notes the disclosure states the factors considered in determining the equity allocation of the portfolio include, “macroeconomic conditions impacting the ETF (reviewing current equity market conditions as a whole and overall economic growth, inflation and business cycle stages and their likely impact on the equity market as a basis for selecting equity positions for the model portfolio)…” Please explain what this means in plain English.

Response:The third and fourth bullets under “Equity ETF allocation” have been revised as follows:

“- macroeconomic conditions impacting the ETFs (reviewing overall economic growth by considering gross domestic product and inflation); and

- sector or style exposures of equities held within the ETFs (considering Global Industry Classification Standard (GICS(R)) sectors and growth and value opportunities of the sectors represented by the equity securities held by the ETFs).”

5.The Staff notes the disclosure states the fixed income allocation will primarily be to First Trust ETFs but only First Trust Enhanced Short Maturity ETF (“FTSM”) is listed in the disclosure. Please revise as appropriate. If the Trust will only invest in FTSM, please revise the above-referenced disclosure and the risk disclosure accordingly.

Response:While the Trust’s intended fixed income allocation includes multiple First Trust ETFs, it is expected the Trust will only significantly invest in FTSM. The Trust confirms the disclosure, as currently presented, is accurate. However, if the Trust’s final portfolio changes from its initially intended allocation, the disclosure will be revised in accordance with the Staff’s comment.

6.Does the Committee consider any factors in selecting the ETFs for the fixed income portion of the portfolio? Please revise the disclosure as necessary.

Response:In accordance with the Staff’s comment, the “Fixed Income ETF allocation” section has been revised as follows:

“Fixed Income ETF allocation: The fixed income allocation will be to ETFs that provide exposure to a broad range of fixed-income asset classes to maintain diversification, but will primarily include investment-grade securities. The Committee will also consider duration, with a preference for ETFs that utilize a short-duration strategy with the potential for enhanced income, while focusing on preservation of capital and daily liquidity. However, the Sponsor does not require specific duration or maturity policies when selecting the ETFs for the portfolio.”

7.The Staff notes the disclosure states, “The fixed income allocation will primarily be to First Trust ETFs that will provide exposure to different fixed-income asset types, including short-duration securities and investment-grade securities.” Please specify all types.

Response:The Trust notes that the listed asset types are the only asset types the Committee seeks to provide exposure to as part of the Trust’s principal investment strategies. While other fixed income asset types may be present within the fixed income allocation, these asset types may not be considered principal investments. Nevertheless, additional asset types that correspond to the “Principal Risks” section will be included in the section entitled “Additional Portfolio Contents.”

8.While the FTSM-specific disclosure states the duration of the fund (average duration of less than one year), please also specify the duration of the additional First Trust ETFs that will be held by the Trust.

Response:The Trust notes the FTSM-specific disclosure that discusses duration comes directly from FTSM’s principal investment strategies in order to provide investors with specific information about FTSM. While the Trust considers duration when selecting the fixed income portion of the Trust, there is no specific duration requirement. To better clarify the Committee’s selection process, the Trust has revised the disclosure with respect to duration. Please refer to the Trust’s response to Comment 6 above.

9.The Staff notes the disclosure states, “The Trust will invest a significant portion of its assets in shares issued by one ETF, First Trust Enhanced Short Maturity ETF (‘FTSM’).” Please specify the amount.

Response:The Trust respectfully declines to revise the disclosure in accordance with the Staff’s comment, as the percentage allocation for FTSM, and all other securities held by the Trust, will be listed in the Schedule of Investments.

10.Please consider adding “within the fixed income ETF allocation” after “The Trust will invest a significant portion of its assets…”

Response:The disclosure has been revised in accordance with the Staff’s comment.

11.The Trust notes the disclosure in the “FTSM” section states, “Under normal market conditions, the Fund’s portfolio is expected to have an average duration of less than one year and an average maturity of less than three years…” Please specify how duration and maturity are determined (e.g., effective duration and dollar weighted average maturity).

Response:The Trust notes the above-referenced disclosure is directly quoted from FTSM’s prospectus. To better clarify the Committee’s selection process, the Trust has revised the disclosure with respect to duration. Please refer to the Trust’s response to Comment 6 above.

12.Please confirm to the Staff that the investment in FTSM will comply with Rule 12d1-4 given FTSM’s investment in other RICs.

Response:The Trust confirms it will comply with the requirements of Rule 12d1-4.

13.The Staff notes the disclosure relating to FTSM states it will invest in mortgage-related securities and floating rate loans. Please confirm if “floating rate securities” and “mortgage-backed securities” in the “Additional Portfolio Contents” section is necessary or if it can be removed.

Response:The above-referenced disclosure will be removed from the “Additional Portfolio Contents” section.

14.If it is a principal investment of the Trust, please also add distressed debt securities to the list of investment types that the ETFs held by the Trust invests in (consistent with the risk disclosure) under the “Additional Portfolio Contents” section.

Response:The Trust notes that the distressed debt securities risk disclosure is substantially related to the high-yield securities risk disclosure. While distressed debt securities do not rise to a level of principal investment for the Trust, the Trust believes the current risk disclosure is adequate and necessary for investor comprehension. As such, the Trust respectfully declines to add distressed debt securities to the “Additional Portfolio Contents” or revise the “High-Yield Securities” risk.

Risk Factors

15.The Staff notes the disclosure in “Floating-Rate Securities” states that, “Certain of the Fund’s held by the Trust invest in floating-rate securities.” Please confirm the accuracy of this statement or if it is only FTSM.

Response:The Trust confirms the above-referenced disclosure is accurate, as the Trust’s investments in other First Trust ETFs have exposure to floating-rate securities.

16.If the Funds held by the Trust invest significantly in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

17.If the Funds held by the Trust invest in emerging markets, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon